Solventum Corporation
3M Center, Building 275-6W
2510 Conway Avenue East
Maplewood, Minnesota 55144

November 19, 2024

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Solventum Corporation Registration Statement on Form S-4 (File No. 333-283264), filed on November 15, 2024

Ladies and Gentlemen:

On November 15, 2024, Solventum Corporation (the “Issuer”) filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form S-4 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement registers the Issuer’s new $1,000,000,000 in aggregate principal amount of 5.450% Senior Notes due 2027; $1,500,000,000 in aggregate principal amount of 5.400% Senior Notes due 2029; $1,000,000,000 in aggregate principal amount of 5.450% Senior Notes due 2031; $1,650,000,000 in aggregate principal amount of 5.600% Senior Notes due 2034; $1,250,000,000 in aggregate principal amount of 5.900% Senior Notes due 2054; and $500,000,000 in aggregate principal amount of 6.000% Senior Notes due 2064 (collectively, the “Exchange Notes”), to be exchanged in an exchange offer (the “Exchange Offer”) for a like principal amount of the Issuer’s outstanding 5.450% Senior Notes due 2027; 5.400% Senior Notes due 2029; 5.450% Senior Notes due 2031; 5.600% Senior Notes due 2034; 5.900% Senior Notes due 2054; and 6.000% Senior Notes due 2064 (collectively, the “Original Notes”). We are submitting this letter in order to inform you that the Issuer is registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) stated in the Exxon Capital Holdings Corporation, SEC No-Action Letter (available May 13, 1988) (the “Exxon Capital Letter”); the Morgan Stanley & Co. Incorporated, SEC No-Action Letter (available June 5, 1991) (the “Morgan Stanley Letter”); and the Shearman & Sterling, SEC No-Action Letter (available July 2, 1993) (the “Shearman & Sterling Letter”).

In connection with the filing of the Registration Statement and in anticipation of the acceleration of the effectiveness thereof, the Issuer hereby represents as follows:

The Issuer has not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and to the best of the Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Issuer will make each person participating in the Exchange

Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes to be acquired in the Exchange Offer (1) cannot rely on the Staff’s position in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter or similar letters, and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

The Issuer will also include in the letter of transmittal to be agreed to by each person participating in the Exchange Offer (the “Letter of Transmittal”) disclosure that, by accepting the Exchange Offer, each holder (including any broker-dealer) of the Original Notes represents to the Issuer that (i) it is not an affiliate of the Issuer, or, if it is an affiliate of the Issuer, it will comply with the registration and prospectus delivery requirements of the Securities Act to the extent applicable in connection with the resale of the Exchange Notes; (ii) the Exchange Notes will be acquired in the ordinary course of business; and (iii) it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes to be received in the Exchange Offer.

With respect to any broker-dealer participating in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Issuer or any affiliate of the Issuer to distribute the Exchange Notes. In addition, the Issuer (i) will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange therefor pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; and (ii) will include in the Letter of Transmittal the additional requirement that if the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that such broker-dealer will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer. The Letter of Transmittal will also include a statement to the effect that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very Truly yours,
SOLVENTUM CORPORATION
/s/ Marcela Kirberger Name: Marcela Kirberger Title: Chief Legal Affairs Officer